File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

05011756

RECEIVED
2005 OCT 17 A 10:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

2005

Interim Report

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2005 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2005 amounted to HK$3,125.2 million including profit after taxation arising from the gas business of HK$1,765 million, an increase of 0.6 per cent as compared with the corresponding period in 2004. Profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2005 with comparative unaudited figures for the corresponding period in 2004 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2005	2004
Turnover before Fuel Cost Adjustment, HK million dollars	**4,327.3**	3,972.7
Turnover after Fuel Cost Adjustment, HK million dollars	**4,837.2**	4,266.9
Profit Attributable to Shareholders, HK million dollars	**3,125.2#**	1,985.9*
Earnings per Share excluding Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	**31.6**	31.1*
Earnings per Share including Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	**55.9**	35.2*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the new/revised Hong Kong Financial Reporting Standards implemented in 2005*		
Town Gas Sold in Hong Kong, million MJ	**15,226**	15,142
Number of Customers in Hong Kong as at 30th June	**1,574,513**	1,538,751

Including profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million

Profit attributable to shareholders of the Group for the six months ended 30th June 2005 included approximately HK$1,035 million which represented the Group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects; and HK$325.5 million which represented the Group's share of revaluation surplus of investment properties, the International Finance Centre, as compared to a revaluation surplus of HK$204.6 million for the same period last year. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, earnings per share for the six months ended 30th June 2005 amounted to HK31.6 cents compared to HK31.1 cents for the same period last year.

Details of the financial statements are shown on pages 5 to 21 of this Interim Report. The interim accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

SHARE REPURCHASES

For the six months ended 30th June 2005, the Company repurchased about 35.9 million shares at an aggregate consideration of about HK$556 million before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

GAS BUSINESS IN HONG KONG

Compared with the same period last year, total gas sales volume in Hong Kong for the six months ended 30th June 2005 rose by 0.6 per cent; residential gas sales volume increased by 2.0 per cent whereas commercial and industrial gas sales volume decreased by 1.5 per cent. As at 30th June 2005, the number of customers was 1,574,513, an increase of 35,762 from the end of June last year.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business developments on the mainland are making good progress. Taking the development of natural gas as a long-term strategic priority, the Group continues to expand its city piped gas and other energy-related businesses.

The mainland's demand for energy consumption is substantial due to strong economic growth. The government's focus on increasing the proportion of clean fuel within the country's energy consumption mix has resulted in natural gas emerging as a premier resource of choice. In the last few years, the mainland has massively developed its natural gas fields and increased the laying of gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to the Group's development of gas projects on the mainland.

The Group now has city piped gas joint venture projects in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. The Group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. Following the successful conclusion of a midstream natural gas project in Anhui Province, the Group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas has the advantage of being not only competitive in terms of price compared to coal, oil and electricity due to temporary shortages of these resources but also the benefit of being environmentally-friendly, creating good prospects for expansion of natural gas markets on the mainland.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. The Group's brand name is extensively recognised on the mainland and has a good reputation amongst regional municipalities, the public and the gas industry.

Capitalising on its rich experience in running city piped gas utility businesses and its professional knowledge in network construction and management, the Group has diversified its strategy to now include water supply and drainage on the mainland to capture synergies between these sectors and its gas joint ventures. So far this year, the Group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings herald the Group's first venture into a public utility business other than its core gas business since its incorporation and represent a further significant milestone in the Group's development.

The mainland government continues to open up its utility markets and is increasingly paying attention to the development and management of the country's water resources, thus creating favourable investment opportunities for the Group to invest in the water sector. The Group will continue to explore water projects in other mainland cities.

The Group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). During the first half of 2005, ECO's business continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work will commence by the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction and due for completion by early 2006, will carry landfill gas from NENT as a fuel to partially replace naphtha in the production process, thereby contributing to the company's commitment to protect the environment.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. The project's six-star hotel tower and service apartment tower will provide approximately 400 guestrooms and 520 serviced rental suites respectively. The hotel, to be managed by Four Seasons Hotels and Resorts, will commence operation in mid-September 2005.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. As at the end of June 2005, the floor area that had been sold and granted occupation permits was approximately 700,000 square feet. Once completed later this year, the whole project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area will exceed 1.35 million square feet, including the commercial area. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 as at 30th June 2005. During the first half of 2005, the number of customers increased by approximately 36,000 compared with the same period last year, and overall productivity rose by 5 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$301 million for the six months ended 30th June 2005 compared to HK$312 million for the corresponding period in 2004. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 7th October 2005. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 6th October 2005 and Friday, 7th October 2005, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 24th October 2005.

BUSINESS OUTLOOK FOR 2005

The Company has not increased its basic gas tariff for the past seven years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

LEE Shau Kee
Chairman

Hong Kong, 7th September 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
for the six months ended 30th June

	Note	2005 HK$ M	Restated 2004 HK$ M
Turnover	2	**4,837.2**	4,266.9
Operating Profit before Returns on Investments	3	**1,968.0**	1,981.8
Investment Income	4	**140.3**	129.3
Interest Expense		**(24.6)**	(2.9)
Share of Profits less Losses of Associated Companies		**408.5**	244.5
Share of Profits less Losses of Jointly Controlled Entities		**1,020.4**	4.6
Profit before Taxation	5	**3,512.6**	2,357.3
Taxation	6	**(379.9)**	(360.2)
Profit for the period		**3,132.7**	1,997.1
Attributable to:			
Shareholders of the Company		**3,125.2**	1,985.9
Minority Interests		**7.5**	11.2
		3,132.7	1,997.1
Dividends – Interim Proposed	7	**669.5**	677.2
Earnings per Share, HK cents	8	**55.9**	35.2

CONSOLIDATED BALANCE SHEET (UNAUDITED)
as at 30th June 2005

	Note	**At 30th June 2005 HK$ M**	Restated At 31st December 2004 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	9	**9,108.4**	8,566.6
Leasehold Land		**408.4**	403.3
Intangible Assets		**46.1**	–
Associated Companies		**3,733.0**	3,333.4
Jointly Controlled Entities		**3,977.6**	2,597.6
Available-for-Sale Financial Assets		**756.8**	–
Investment Securities		–	624.3
		18,030.3	15,525.2
Current Assets			
Property under Development for Sale		**351.0**	242.8
Inventories		**764.6**	732.7
Debtors and Payment in Advance	10	**1,946.8**	1,451.7
Housing Loans to Staff		**119.3**	127.1
Financial Assets at Fair Value through Profit or Loss		**1,721.2**	–
Trading Securities		–	812.2
Time Deposits, Cash and Bank Balances		**2,276.2**	2,202.7
		7,179.1	5,569.2
Current Liabilities			
Trade and Other Payables	11	**(1,195.7)**	(1,259.4)
Provision for Taxation		**(389.9)**	(180.8)
Bank Loans and Overdrafts		**(5,217.4)**	(2,742.4)
		(6,803.0)	(4,182.6)
Net Current Assets		**376.1**	1,386.6
Total Assets Less Current Liabilities		**18,406.4**	16,911.8
Non-Current Liabilities			
Customers' Deposits		**(954.8)**	(937.0)
Deferred Taxation		**(1,015.8)**	(985.3)
Other Liabilities	12	**(116.0)**	(46.4)
Loans from Minority Interests		**(26.1)**	(54.2)
		(2,112.7)	(2,022.9)
Net Assets		**16,293.7**	14,888.9
Capital and Reserves			
Share Capital	13	**1,394.7**	1,403.7
Share Premium		**3,907.8**	3,907.8
Reserves	14	**10,048.8**	8,001.0
Proposed Dividend	14	**669.5**	1,291.4
Shareholders' Funds		**16,020.8**	14,603.9
Minority Interests		**272.9**	285.0
Total Equity		**16,293.7**	14,888.9

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
for the six months ended 30th June

	2005 HK$ M	2004 HK$ M
Net Cash Inflow from Operating Activities	**1,461.8**	1,966.8
Net Cash Used in Investing Activities	**(1,589.0)**	(683.1)
Net Cash Inflow from/ (Used in) Financing Activities	**493.7**	(737.0)
Increase in Cash and Cash Equivalents	**366.5**	546.7
Cash and Cash Equivalents at 1st January	**1,840.0**	1,589.9
Effect of Foreign Exchange Rate Changes	**(6.4)**	1.9
Cash and Cash Equivalents at 30th June	**2,200.1**	2,138.5
Analysis of Balances of Cash and Cash Equivalents		
Cash at Bank and in Hand	**473.8**	377.6
Time Deposits up to three months	**1,736.9**	1,769.8
Bank Overdrafts	**(10.6)**	(8.9)
	2,200.1	2,138.5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30th June

	Attributable to Share-holders of the Company HK$ M	Minority Interests HK$ M	Total HK$ M
Total Equity as at 1st January 2005, as previously reported	**17,394.1**	**339.2**	**17,733.3**
Effect of adopting New Accounting Standards	**(2,615.5)**	**(54.2)**	**(2,669.7)**
Total Equity as at 1st January 2005, as restated	**14,778.6**	**285.0**	**15,063.6**
Available-for-Sale Financial Assets:			
Net Valuation Losses taken to Equity	**(36.0)**	**–**	**(36.0)**
Transferred to Profit or Loss on Sale	**(8.5)**	**–**	**(8.5)**
Currency Translation Differences	**3.2**	**–**	**3.2**
Net Losses Recognised directly in Equity	**(41.3)**	**–**	**(41.3)**
Profit for the period	**3,125.2**	**7.5**	**3,132.7**
Total Recognised Net Gain for the period	**3,083.9**	**7.5**	**3,091.4**
Acquisition of a new Subsidiary	**–**	**35.6**	**35.6**
Further acquisition of an existing Subsidiary	**–**	**(11.8)**	**(11.8)**
Changing a Subsidiary to a Jointly Controlled Entity	**–**	**(43.4)**	**(43.4)**
Shares Repurchased	**(557.4)**	**–**	**(557.4)**
Dividends Paid	**(1,284.3)**	**–**	**(1,284.3)**
Total Equity as at 30th June 2005	**16,020.8**	**272.9**	**16,293.7**
Total Equity as at 1st January 2004, as previously reported	16,481.5	222.5	16,704.0
Effect of adopting New Accounting Standards	(2,777.3)	(15.3)	(2,792.6)
Total Equity as at 1st January 2004, as restated	13,704.2	207.2	13,911.4
Profit for the period	1,985.9	11.2	1,997.1
Dividends Paid	(1,298.0)	–	(1,298.0)
Total Equity as at 30th June 2004	14,392.1	218.4	14,610.5

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Principal Accounting Policies

(a) Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in preparation of the condensed consolidated interim accounts are consistent with those adopted in the annual accounts for the year ended 31st December 2004, except that the Group has changed certain of its accounting policies following its adoption of the new/ revised Hong Kong Financial Reporting Standards ("HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

(b) Changes in Accounting Policies

The adoption of the following HKFRSs, which include all HKASs and applicable Interpretations ("HKAS-INTs"), that necessitates material changes in accounting policies or presentation of accounts are summarised as follows:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of net after tax results of associated companies and jointly controlled entities.

(ii) The adoption of HKAS 17 "Leases" has resulted in a change in accounting policy relating to leasehold land which was previously carried at cost or valuation less accumulated depreciation and impairment as fixed assets and at the lower of carrying amount and net realisable value as property under development for sale. In accordance with the provisions of HKAS 17, the leasehold land is regarded as operating leases and the lease premium and other costs for acquiring the leasehold land are amortised over the terms of the leases.

(iii) The adoption of HKFRS 3 "Business Combination" and HKAS 36 "Impairment of Assets" has resulted in a change in accounting policy for goodwill. In prior years, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years and assessed for impairment at each balance sheet date. In accordance with HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and eliminated the accumulated amortisation as at 31st December 2004 with a corresponding decrease in the cost of goodwill. Also, goodwill is tested annually for impairment, as well as when there are indications of impairment.

(iv) The adoption of HKAS 40 "Investment Property" has resulted in a change in accounting policy for the Group's share of interest in an investment property through its investment in an associated company. The share of changes in valuation of the investment property was previously dealt with in the properties revaluation reserve. Following the adoption of HKAS 40, the share of changes in valuation of the investment property would be recognised in the profit and loss account.

1. Principal Accounting Policies *(continued)*

(b) Changes in Accounting Policies (continued)

(v) The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and 39 "Financial Instrument: Recognition and Measurement", has resulted in changes in accounting policies for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December 2004, investments of the Group were classified into Investment Securities and Trading Securities which were stated at cost less any provision for impairment and fair value, respectively.

In accordance with provisions of HKAS 39, investments are classified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments are held. Available-for-sale financial assets are carried at fair value with any changes in fair value recognised in the investment revaluation reserve. Financial assets at fair value through profit or loss are carried at fair value with any changes in fair value recognised in the profit and loss account. Loans and receivables are carried at amortised cost less any provision for impairment.

(vi) The adoption of HKAS-INT 21 "Income Taxes – Recovery of Revalued Non-depreciable Assets" has resulted in a change in accounting policy for deferred taxation in respect of the Group's share of revaluation surplus of an investment property through its investment in an associated company. In prior years, deferred tax arising from the revaluation of the investment property was calculated on the basis that the recovery of the carrying amount of the property would be through sale. In accordance with the provisions of HKAS-INT 21, the deferred tax arising from the revaluation of the property should be recalculated on the basis that the recovery of the carrying amount of the property would be through use.

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards, which require retrospective application to prior year comparatives other than:

HKFRS 3 — prospectively after 1st January 2005

HKAS 39:

- recognise all derivatives at fair value in the balance sheet on 1st January 2005 and adjust the balance to unappropriated profits;
- redesignate all investments into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables on 1st January 2005;
- remeasure those financial assets that should be measured at fair value and those that should be measured at amortised cost and adjust the balance to unappropriated profits at 1st January 2005;

1. Principal Accounting Policies *(continued)*

(b) Changes in Accounting Policies (continued)

The effect of these changes on the profit attributable to shareholders, the various balance sheet items and opening shareholders' funds is summarised below:

	HKAS 17 HK$ M	HKAS 32 and 39 HK$ M	HKAS 40 HK$ M	HKFRS 3 HK$ M	HKAS -INT 21 HK$ M	Total 2005 HK$ M
For the six months ended 30th June 2005						
Decrease in Depreciation Expense	15.3	–	–	–	–	15.3
Increase in Other Operating Expenses	–	–	–	(1.9)	–	(1.9)
Increase in Investment Income	–	56.0	–	–	–	56.0
Increase/ (Decrease) in Share of Profits less Losses of Associated Companies	–	–	394.6	–	(69.1)	325.5
Increase/ (Decrease) in Profit Attributable to Shareholders	15.3	56.0	394.6	(1.9)	(69.1)	394.9
Increase/ (Decrease) in Earnings per Share, HK cents	0.3	1.0	7.1	(0.1)	(1.2)	7.1
As at 1st January 2005						
Increase/ (Decrease) in Assets						
Fixed Assets	(1,741.8)	–	–	–	–	(1,741.8)
Leasehold Land	403.3	–	–	–	–	403.3
Associated Companies	–	–	–	–	(51.7)	(51.7)
Jointly Controlled Entities	–	–	–	6.0	–	6.0
Available-for-Sale Financial Assets	–	209.6	–	–	–	209.6
Financial Assets at Fair Value through Profit or Loss	–	(1.1)	–	–	–	(1.1)
Property under Development for Sale	(1,400.0)	–	–	–	–	(1,400.0)
Financial Liabilities at Fair Value through Profit or Loss	–	(39.8)	–	–	–	(39.8)
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)
Increase/ (Decrease) in Shareholders' Funds						
Properties Revaluation Reserve	(3,013.7)	–	(295.7)	–	–	(3,309.4)
Investment Revaluation Reserve	–	209.6	–	–	–	209.6
Unappropriated Profits	275.2	(40.9)	295.7	6.0	(51.7)	484.3
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)

1. Principal Accounting Policies *(continued)*

(b) Changes in Accounting Policies (continued)

	HKAS 17 HK$ M	HKAS 40 HK$ M	HKAS -INT 21 HK$ M	Total 2004 HK$ M
For the six months ended 30th June 2004				
Decrease in Depreciation Expense	15.3	–	–	15.3
Increase/ (Decrease) in Share of Profits less Losses of Associated Companies	–	248.0	(43.4)	204.6
Increase/ (Decrease) in Profit Attributable to Shareholders	15.3	248.0	(43.4)	219.9
Increase/ (Decrease) in Earnings per Share, HK cents	0.3	4.4	(0.8)	3.9
As at 1st January 2004				
Increase/ (Decrease) in Assets				
Fixed Assets	(1,778.3)	–	–	(1,778.3)
Leasehold Land	409.3	–	–	409.3
Associated Companies	–	–	(8.3)	(8.3)
Property under Development for Sale	(1,400.0)	–	–	(1,400.0)
	(2,769.0)	–	(8.3)	(2,777.3)
Increase/ (Decrease) in Shareholders' Funds				
Properties Revaluation Reserve	(3,013.7)	(47.7)	–	(3,061.4)
Unappropriated Profits	244.7	47.7	(8.3)	284.1
	(2,769.0)	–	(8.3)	(2,777.3)

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong. Turnover comprises the following:

	Six months ended 30th June	
	2005 **HK$ M**	2004 HK$ M
Gas Sales before Fuel Cost Adjustment	**3,656.5**	3,366.7
Fuel Cost Adjustment	**509.9**	294.2
Gas Sales after Fuel Cost Adjustment	**4,166.4**	3,660.9
Equipment Sales	**382.8**	383.3
Maintenance and Services	**121.9**	117.5
Other Sales	**166.1**	105.2
	4,837.2	4,266.9

2. Turnover and Segment Information *(continued)*

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in Hong Kong and the Chinese mainland. Information about the Group's operations by geographical regions is as follows:

	Six months ended 30th June					
	Hong Kong		Chinese Mainland		Total	
	2005	2004	2005	2004	2005	2004
	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M
Turnover	4,361.8	4,039.8	475.4	227.1	4,837.2	4,266.9
Segment Results	2,024.7	2,046.5	80.4	63.3	2,105.1	2,109.8
Unallocated Corporate Expenses					(137.1)	(128.0)
Operating Profit before Returns on Investments					1,968.0	1,981.8
Investment Income					140.3	129.3
Interest Expense					(24.6)	(2.9)
Share of Profits less Losses of Associated Companies	394.6	242.8	13.9	1.7	408.5	244.5
Share of Profits less Losses of Jointly Controlled Entities	978.0	–	42.4	4.6	1,020.4	4.6
Profit before Taxation					3,512.6	2,357.3
Taxation					(379.9)	(360.2)
Profit for the period					3,132.7	1,997.1
Attributable to:						
Shareholders of the Company					3,125.2	1,985.9
Minority Interests					7.5	11.2
					3,132.7	1,997.1

Share of profits of associated companies includes HK$325.5 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities of HK$978.0 million represents the Group's share of profits arising from the sale of a portion of the residential units of Grand Promenade project.

3. Operating Profit before Returns on Investments

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Turnover	**4,837.2**	4,266.9
Less Expenses:		
Stores and Materials Used	**(1,879.4)**	(1,425.4)
Manpower Costs	**(362.0)**	(354.3)
Depreciation	**(237.4)**	(202.2)
Other Operating Items	**(390.4)**	(303.2)
Operating Profit before Returns on Investments	**1,968.0**	1,981.8

4. Investment Income

	Six months ended 30th June	
	2005	2004
	HK$ M	HK$ M
(a) Interest Income		
Bank Deposits	**21.9**	8.9
Listed Available-for-Sale Financial Assets	**0.7**	–
Listed Debt Securities	–	5.9
Unlisted Debt Securities	–	23.2
Others	**18.2**	3.2
	40.8	41.2
(b) Net Realised and Unrealised Gains and Interest Income on Financial Assets at Fair Value through Profit or Loss		
Listed Securities	**1.0**	–
Unlisted Securities	**71.2**	–
	72.2	–
(c) Gains on Disposal and Maturity of Available-for-Sale Financial Assets – Listed Securities	**8.0**	–
(d) Net Realised and Unrealised Gains on Investment in Securities	–	69.5
(e) Dividend Income		
Listed Available-for-Sale Financial Assets	**11.5**	–
Unlisted Available-for-Sale Financial Assets	**0.5**	–
Listed Financial Assets at Fair Value through Profit or Loss	**7.3**	–
Listed Equity Securities	–	17.8
Unlisted Equity Securities	–	0.8
	19.3	18.6
Total Investment Income	**140.3**	129.3

5. Profit before Taxation

	Six months ended 30th June	
	2005	2004
	HK$ M	HK$ M
Profit before Taxation is stated after charging the following:		
Cost of Inventories Sold	**2,019.8**	1,584.6

6. Taxation

	Six months ended 30th June	
	2005	2004
	HK$ M	HK$ M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period	**349.4**	353.5
Current Taxation – Over provision in prior years	–	(26.6)
Deferred Taxation relating to the origination and reversal of temporary differences	**30.5**	33.3
	379.9	360.2

7. Dividends

	Six months ended 30th June	
	2005	2004
	HK$ M	HK$ M
2004 Final, paid, of HK23 cents per share (2003 Final: HK23 cents per share)	**1,284.3**	1,298.0
2005 Interim, proposed, of HK12 cents per share (2004 Interim: HK12 cents per share)	**669.5**	677.2
	1,953.8	1,975.2

8. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,125.2 million (2004: HK$1,985.9 million) and the weighted average of 5,587,299,488 shares in issue after adjusting for the shares repurchased during the period (2004: 5,643,651,988 shares).

No diluted earnings per share for the six months ended 30th June 2005 is presented because there were no diluted potential ordinary shares outstanding during the period.

9. Fixed Assets

	Properties under Development HK$ M	Buildings, Plant, Mains and Other Equipment HK$ M	Total HK$ M
Cost			
At 1st January 2005	**32.1**	**13,891.0**	**13,923.1**
Additions	**10.3**	**587.6**	**597.9**
Acquisition of a Subsidiary	–	**282.2**	**282.2**
Disposals	–	**(123.6)**	**(123.6)**
At 30th June 2005	**42.4**	**14,637.2**	**14,679.6**
Accumulated Depreciation			
At 1st January 2005	–	**5,356.5**	**5,356.5**
Charge for the period	–	**237.4**	**237.4**
Disposals	–	**(22.7)**	**(22.7)**
At 30th June 2005	–	**5,571.2**	**5,571.2**
Net Book Value			
At 30th June 2005	**42.4**	**9,066.0**	**9,108.4**
At 31st December 2004	32.1	8,534.5	8,566.6

	Properties under Development HK$ M	Buildings, Plant, Mains and Other Equipment HK$ M	Total HK$ M
Cost			
At 1st January 2004	12.4	12,849.7	12,862.1
Additions	5.4	591.5	596.9
Disposals	–	(67.0)	(67.0)
At 30th June 2004	17.8	13,374.2	13,392.0
Accumulated Depreciation			
At 1st January 2004	–	4,996.1	4,996.1
Charge for the period	–	202.2	202.2
Disposals	–	(66.6)	(66.6)
At 30th June 2004	–	5,131.7	5,131.7
Net Book Value			
At 30th June 2004	17.8	8,242.5	8,260.3
At 31st December 2003	12.4	7,853.6	7,866.0

10. Debtors and Payment in Advance

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Trade Debtors *(Note)*	**1,288.6**	1,153.4
Other Debtors and Receivables	**572.1**	256.3
Payment in Advance	**86.1**	42.0
	1,946.8	1,451.7

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2005, the aging analysis of the trade debtors, net of provision, was as follows:

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
0 – 30 days	**1,107.0**	989.6
31 – 60 days	**57.1**	51.4
61 – 90 days	**24.2**	21.1
Over 90 days	**100.3**	91.3
	1,288.6	1,153.4

11. Trade and Other Payables

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Trade Creditors *(Note a)*	**184.5**	262.2
Other Creditors and Accruals	**630.7**	616.7
Receipt in Advance *(Note b)*	**380.5**	380.5
	1,195.7	1,259.4

11. Trade and Other Payables *(continued)*

Notes

(a) At 30th June 2005, the aging analysis of the trade creditors was as follows:

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
0 – 30 days	**119.0**	229.6
31 – 60 days	**10.5**	14.6
61 – 90 days	**9.3**	2.4
Over 90 days	**45.7**	15.6
	184.5	262.2

(b) Receipt in advance represents proceeds received from Henderson Land Development Company Limited in respect of its entitlement to 27 per cent of the future net sales proceeds of the residential portion of the Ma Tau Kok South property development project.

12. Other Liabilities

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Pensions Liabilities	**35.9**	46.4
Obligations under a finance lease	**80.1**	–
	116.0	46.4

13. Share Capital

	Number of Shares		Nominal Value	
	At 30th June 2005	At 31st December 2004	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/ year	**5,614,769,988**	5,643,651,988	**1,403.7**	1,410.9
Shares Repurchased	**(35,903,000)**	(28,882,000)	**(9.0)**	(7.2)
At end of period/ year	**5,578,866,988**	5,614,769,988	**1,394.7**	1,403.7

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

14. Reserves

	Properties/ Investment Revaluation Reserves HK$ M	General Reserve HK$ M	Capital Redemp-tion Reserve HK$ M	Exchange Reserve HK$ M	Unappro-priated Profits HK$ M	Total HK$ M
At 1st January 2005, as previously reported	3,309.4	3,320.0	163.2	–	3,998.6	10,791.2
Effect of adopting New Accounting Standard	(3,099.8)	–	–	–	484.3	(2,615.5)
At 1st January 2005, as restated	209.6	3,320.0	163.2	–	4,482.9	8,175.7
Profit Attributable to Shareholders	–	–	–	–	3,125.2	3,125.2
Change in Fair Value	(44.5)	–	–	–	–	(44.5)
Exchange Revaluation	–	–	–	3.2	–	3.2
Shares Repurchased	–	–	9.0	–	(557.4)	(548.4)
2004 Final Dividend proposed	–	–	–	–	1,291.4	1,291.4
2004 Final Dividend paid	–	–	–	–	(1,284.3)	(1,284.3)
At 30th June 2005	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3
Balance after 2005 Interim Dividend proposed	165.1	3,320.0	172.2	3.2	6,388.3	10,048.8
2005 Interim Dividend proposed	–	–	–	–	669.5	669.5
	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3

15. Contingent Liabilities

Guarantees have been executed in respect of banking facilities as follows:

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Associated Companies	**929.2**	929.2

Save as disclosed above, the Group did not have any further contingent liabilities as at 30th June 2005.

16. Commitments

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
(a) Capital expenditure for fixed assets		
Authorised but not brought into the accounts at end of period/ year	**1,385.3**	1,024.7
Of which, contracts had been entered into at end of period/ year	**1,093.7**	555.3

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$81.2 million (31st December 2004: HK$262.2 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

17. Related Party Transactions

There were no significant related party transactions undertaken by the Group at any time during the six-month period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2005, the Group had a net borrowing position of HK$2,941 million (31st December 2004: HK$540 million). After taking into account of a portfolio of trading securities of HK$1,721 million (31st December 2004: HK$812 million), net debt as at 30th June 2005 amounted to HK$1,220 million (net liquid funds as at 31st December 2004: HK$272 million). In addition, banking facilities available for use amounted to HK$1,138 million (31st December 2004: HK$2,594 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2005, the Group's bank borrowings amounted to HK$5,217 million (31st December 2004: HK$2,742 million), which are all unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facilities. As at 30th June 2005, one of the newly acquired joint ventures in mainland China had a finance lease of HK$80 million equivalent for a portion of its pipeline with quarterly fixed instalment payment up to 2009 (31st December 2004: nil).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio (net borrowing/ shareholders' funds) for the Group as at 30th June 2005 remained healthy at around 18 per cent (31st December 2004: at around 4 per cent). If taking into account of a portfolio of trading securities of HK$1,721 million as at 30th June 2005 (31st December 2004: HK$812 million), the net gearing ratio (net debt/ shareholders' funds) will be at 8 per cent (31st December 2004: net liquid funds of HK$272 million).

Contingent Liabilities

As at 30th June 2005, the Group provided guarantees totalling HK$929 million (31st December 2004: HK$929 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2005, the investments in securities amounted to HK$2,478 million (31st December 2004: HK$1,437 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Subsequent Event

The Group has 18.05 per cent equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. The Company, Henderson Land Development Company Limited, Henderson Investment Limited ("Henderson Investment") and Henderson Cyber issued a joint announcement on 16th August 2005 regarding a proposed privatisation of Henderson Cyber by Henderson Investment and the Company involving the cancellation and extinguishment of shares held by shareholders of Henderson Cyber other than those indirectly held by Henderson Investment and the Group at the cancellation price of HK$0.42 per share. The aggregate amount of cancellation price payable by the Group will be approximately HK$68.39 million. If the proposed privatisation becomes effective, the Group's equity interest in Henderson Cyber will be increased to approximately 21.31 per cent.

Corporate Governance

During the six months ended 30th June 2005, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision A.4.1 of the Code, non-executive directors should be appointed for a specific term. On 7th September 2005, each of the Non-executive Directors of the Company agreed that, subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008 and the Code Provision A.4.1 of the Code has been complied with as from 7th September 2005.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code Provisions in B.1 of the Code have been complied with as from 7th September 2005.

Compliance with Model Code

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard set out in the Model Code throughout the review period.

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Company. An audit committee meeting was held in September 2005 to review the unaudited interim accounts for the six months ended 30th June 2005. PricewaterhouseCoopers, the Group's external auditors, have carried out a review of the unaudited interim accounts for the six months ended 30th June 2005 in accordance with the Statement of Auditing Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of own Shares

For the six months ended 30th June 2005, the Company repurchased 35,903,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$555,877,600 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
January 2005	16,713,000	15.80	15.25	259,470,550
February 2005	200,000	15.65	15.65	3,130,000
March 2005	6,575,000	15.65	15.20	101,652,900
April 2005	12,415,000	15.70	15.00	191,624,150
Total	35,903,000			555,877,600

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the six months ended 30th June 2005.

Financial Assistance and Guarantees to Affiliated Companies

As at 30th June 2005, the Group has provided financial assistance and guarantees to certain of its associated companies and jointly controlled entities (collectively "the affiliated companies") totalling HK$4,822 million, representing approximately 30 per cent of the Group's net assets. Pursuant to Rules 13.16 and 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a proforma combined balance sheet of the affiliated companies as at 30th June 2005 is set out below:

	HK$M
Non-Current Assets	32,112
Current Assets	6,278
Current Liabilities	(4,682)
Non-Current Liabilities	(22,294)
Net Assets	**11,414**
Share/ Registered Capital	1,854
Reserves	9,206
Minority Interests	354
Total Equity	**11,414**

As at 30th June 2005, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$3,276 million.

Loans to associated companies of HK$2,167 million are mainly for the financing of property development projects and the amounts are unsecured, interest free and have no fixed terms of repayment.

Loans to jointly controlled entities include a HK$909 million loan to Yieldway International Limited for the Sai Wan Ho property development project, also known as Grand Promenade, which is a joint development with Henderson Land Development Company Limited. This loan is unsecured and interest bearing, with the interest rate being the aggregate of 2 per cent per annum and the cost of funding of the lending subsidiary. The loan will be repaid in full on the earlier of the actual completion date of the construction of the development project and 31st December 2005. Other loans to jointly controlled entities of HK$817 million are all provided to our PRC joint ventures, which are unsecured and interest free with no fixed term of repayment except for the following:

(i) HK$28 million to Maanshan joint venture at a fixed interest rate of 4.70 per cent per annum and fully repayable in 2006.

(ii) HK$28 million to Wuhan joint venture at a fixed interest rate of 4.20 per cent per annum and fully repayable in 2006.

(iii) HK$189 million to Nanjing joint venture with fixed rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable before the end of 2014.

Particulars of the guarantees of banking facilities and committed capital injection for the affiliated companies are shown in Notes 15 and 16(b) to the interim accounts.

Disclosure of Interests

A. *Directors*

As at 30th June 2005 the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,157,017,776 *(Note 5)*		2,160,243,950	38.72
	Mr. Liu Lit Man	1,778,681				1,778,681	0.03
	Dr. The Hon. Sir David Li Kwok Po	12,082,844				12,082,844	0.22
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,157,017,776 *(Note 4)*	2,157,017,776	38.66
	Mr. Chan Wing Kin	102,825*				102,825*	0.00
	Mr. Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,157,017,776 *(Note 4)*	2,157,017,776	38.66
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*	9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 *(Note 7)*		95	100
	Mr. Lee Ka Kit				95 *(Note 7)*	95	100
	Mr. Lee Ka Shing				95 *(Note 7)*	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 *(Note 8)*		2	100
	Mr. Lee Ka Kit				2 *(Note 8)*	2	100
	Mr. Lee Ka Shing				2 *(Note 8)*	2	100

* *These shares were jointly held by Mr. Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2005, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. *Substantial Shareholders and Others*

As at 30th June 2005, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%***
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,159,024,597	20.78
	Timpani Investments Limited *(Note 1)*	1,643,249,599	29.45
	Henderson Investment Limited *(Note 1)*	2,072,571,545	37.15
	Kingslee S.A. *(Note 1)*	2,072,571,545	37.15
	Henderson Land Development Company Limited *(Note 1)*	2,072,571,545	37.15
	Henderson Development Limited *(Note 2)*	2,076,538,017	37.22
	Hopkins (Cayman) Limited *(Note 3)*	2,157,017,776	38.66
	Riddick (Cayman) Limited *(Note 4)*	2,157,017,776	38.66
	Rimmer (Cayman) Limited *(Note 4)*	2,157,017,776	38.66
Persons other than Substantial Shareholders	Macrostar Investment Limited *(Note 1)*	429,321,946	7.70
	Medley Investment Limited *(Note 1)*	484,225,002	8.68

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2005, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,072,571,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 73.48% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 61.87% of the total issued shares of HLD. Of these 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,157,017,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,157,017,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

CORPORATE INFORMATION

Board of Directors

As at the date of this report, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. Sir David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered Office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website

www.towngas.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

A printed version of this Interim Report is available on request from the Company and the Company's Registrars free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/ or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Registrars by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice.

4. 此等2,157,017,776股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,157,017,776股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由本公司之全資附屬公司（擁有4,500股）及恒基地產之全資附屬公司（擁有5,000股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

7. 此等Primeland Investment Limited之95股股份由本公司之全資附屬公司（擁有30股）及恒基地產之全資附屬公司（擁有65股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

8. 此等溢匯國際有限公司之2股股份由本公司之全資附屬公司（擁有1股）及恒基地產之全資附屬公司（擁有1股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士（主席），廖烈文先生*，梁希文先生*，林高演先生，李國寶爵士*，陳達雄先生，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

* *獨立非執行董事*

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及／或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文（如適用）及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，費用全免。

除上述外，於2005年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向本公司及聯交所作出之申報，並無記錄本公司董事在本公司或其任何相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. 主要股東及其他人士

截至2005年6月30日止，除本公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有本公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%***
主要股東 （在股東大會上有權行使或控制行使10%或以上投票權之人士）	迪斯利置業有限公司 *（附註1）*	1,159,024,597	20.78
	Timpani Investments Limited *（附註1）*	1,643,249,599	29.45
	恒基兆業發展有限公司 *（附註1）*	2,072,571,545	37.15
	Kingslee S.A. *（附註1）*	2,072,571,545	37.15
	恒基兆業地產有限公司 *（附註1）*	2,072,571,545	37.15
	恒基兆業有限公司 *（附註2）*	2,076,538,017	37.22
	Hopkins (Cayman) Limited *（附註3）*	2,157,017,776	38.66
	Riddick (Cayman) Limited *（附註4）*	2,157,017,776	38.66
	Rimmer (Cayman) Limited *（附註4）*	2,157,017,776	38.66
主要股東以外之人士	Macrostar Investment Limited *（附註1）*	429,321,946	7.70
	Medley Investment Limited *（附註1）*	484,225,002	8.68

*** *在股份之合計好倉佔本公司已發行股本百分率。*

除上述外，於2005年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited（「Macrostar」）、Medley Investment Limited（「Medley」）及迪斯利置業有限公司（「迪斯利」）實益擁有此等2,072,571,545股股份。Macrostar及Timpani Investments Limited（「Timpani」）為恒基兆業發展有限公司（「恒基發展」）之全資附屬公司，Medley及迪斯利則為Timpani之全資附屬公司。恒基兆業地產有限公司（「恒基地產」）之全資附屬公司Kingslee S.A.擁有恒基發展所有已發行股份之73.48%。

2. 恒基兆業有限公司（「恒基兆業」）實益擁有恒基地產所有已發行股份之61.87%。在此等2,076,538,017股股份中，2,072,571,545股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,157,017,776股股份中，2,076,538,017股股份相當於附註1及附註2所述之股份，80,479,759股股份則由富生有限公司（「富生」）實益擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

公開權益資料

甲．董事

截至2005年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向本公司及香港聯合交易所有限公司（「聯交所」）作出之申報，各董事於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份

公司名稱	董事姓名	個人	家族	公司	其他	總數	%**
香港中華煤氣有限公司	李兆基博士	3,226,174		2,157,017,776 (附註5)		2,160,243,950	38.72
	廖烈文先生	1,778,681				1,778,681	0.03
	李國寶爵士	12,082,844				12,082,844	0.22
	陳達雄先生	1,940				1,940	0.00
	李家傑先生				2,157,017,776 (附註4)	2,157,017,776	38.66
	陳永堅先生	102,825*				102,825*	0.00
	關育材先生	36,300	41,129			77,429	0.00
	李家誠先生				2,157,017,776 (附註4)	2,157,017,776	38.66
隆業發展有限公司	李兆基博士			9,500 (附註6)		9,500	95
	李家傑先生				9,500 (附註6)	9,500	95
	李家誠先生				9,500 (附註6)	9,500	95
Primeland Investment Limited	李兆基博士			95 (附註7)		95	100
	李家傑先生				95 (附註7)	95	100
	李家誠先生				95 (附註7)	95	100
溢匯國際有限公司	李兆基博士			2 (附註8)		2	100
	李家傑先生				2 (附註8)	2	100
	李家誠先生				2 (附註8)	2	100

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔本公司或其任何相聯法團已發行股本百分率。*

借予聯營公司之港幣21億6千7百萬元貸款主要為聯營公司之物業發展項目提供資金，此等貸款並無抵押、免息及無固定之還款期。

借予共同控制實體之貸款包括借予溢匯國際有限公司用於西灣河住宅發展項目即「嘉亨灣」之港幣9億零9百萬元。該項目由本集團與恒基兆業地產有限公司共同發展。此貸款並無抵押，利息為年利率2%加提供貸款之附屬公司之資金成本，並將於實際項目工程完成日或2005年12月31日兩者之較早日期全數清還。其餘港幣8億1千7百萬元乃借予內地合資公司之貸款，除了下列三項，其他貸款均為無抵押、無息及無固定之還款期。

(i) 借予馬鞍山市合資公司之港幣2千8百萬元為無抵押之貸款，利息為年利率4.70%及於2006年到期。

(ii) 借予武漢市合資公司之港幣2千8百萬元為無抵押之貸款，利息為年利率4.20%及於2006年到期。

(iii) 借予南京市合資公司之港幣1億8千9百萬元為無抵押之貸款，利息界乎年利率2.88%至3.06%，該筆貸款將於2014年前全數歸還。

有關為聯屬公司銀行融資協議提供之擔保及承諾注入資金之詳情列於中期賬目附註15及16(b)。

購回、出售或贖回本公司之股份之詳情

截至2005年6月30日止之六個月內，本公司在香港聯合交易所有限公司購回35,903,000股股份，未計其他費用之總代價為港幣555,877,600元，該等股份在購回後隨即註銷。與註銷股份面值相等之數額已撥往資本贖回儲備，而股份購回所付之總代價已從未經分配溢利中扣除。股份回購是董事會為提高股東長遠利益而作出。有關購回股份之詳情如下：

購回月份	購回股份數目	每股價格 最高 港幣	 最低 港幣	代價總額 港幣
2005年1月	16,713,000	15.80	15.25	259,470,550
2005年2月	200,000	15.65	15.65	3,130,000
2005年3月	6,575,000	15.65	15.20	101,652,900
2005年4月	12,415,000	15.70	15.00	191,624,150
總額	35,903,000			555,877,600

除上述外，截至2005年6月30日止之六個月內，本公司及其任何附屬公司並無購回、出售或贖回本公司之股份。

提供予聯屬公司之財務資助及擔保

於2005年6月30日，本集團為其聯營公司及共同控制實體（統稱「聯屬公司」）提供之財務資助及擔保合共港幣48億2千2百萬元，約佔本集團資產淨額之30%。根據香港聯合交易所有限公司上市規則第13.16條及13.22條之規定，此等聯屬公司於2005年6月30日之備考合併資產負債表載列如下：

	港幣百萬元
非流動資產	32,112
流動資產	6,278
流動負債	(4,682)
非流動負債	(22,294)
資產淨額	**11,414**
股本	1,854
儲備	9,206
少數股東權益	354
權益總額	**11,414**

於2005年6月30日，本集團於此等聯屬公司之綜合應佔權益合共為港幣32億7千6百萬元。

其他資料

結算日後事項

本集團現持有恒基數碼科技有限公司（「恒基數碼」）18.05%權益。恒基數碼於2000年7月在香港聯合交易所創業板上市。本公司、恒基兆業地產有限公司、恒基兆業發展有限公司（「恒基發展」）及恒基數碼於2005年8月16日發出聯合公布，恒基發展及本公司建議私有化恒基數碼，以每股港幣0.42元之註銷價註銷恒基數碼之股票（由恒基發展及本集團間接持有之股票除外）。本集團將支付註銷價合共約港幣6千8百39萬元。若該項建議生效，本集團持有恒基數碼之權益將增至約21.31%。

公司管治

除下述外，截至2005年6月30日止之六個月內，本公司已遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之《企業管治常規守則》之守則條文。

守則條文第A.4.1條規定，非執行董事之委任應有指定任期。於2005年 9月7日本公司所有非執行董事已經同意，在本公司組織章程之限制下，所有非執行董事（包括獨立非執行董事）之任期將於2008年12月31日屆滿，以符合守則條文第A.4.1條。

守則條文第B.1條規定有關薪酬委員會之設立、其成員、權限及職責。本公司已於2005年9月7日設立薪酬委員會，以符合守則條文第B.1條。

董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則為本公司董事進行證券交易之守則（「該守則」）。經本公司作出特定查詢後，本公司董事均已確認在本中期報告所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

本公司已於1996年5月成立審核委員會，以檢討及監察本公司之財務匯報程序及內部控制。審核委員會已於本年9月舉行會議，審閱截至2005年6月30日止之六個月內之未經審核中期業績報告。本集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」審閱了本公司截至2005年6月30日止之六個月內之未經審核中期業績報告，並發出無修訂之審閱報告。

財務資源回顧

資產流動性及資本來源

於2005年6月30日，本集團之淨借貸為港幣29億4千1百萬元（於2004年12月31日：港幣5億4千萬元）。經計入港幣17億2千1百萬元之買賣證券組合（於2004年12月31日：港幣8億1千2百萬元）後，於2005年6月30日，本集團之負債淨額為港幣12億2千萬元（於2004年12月31日：流動資金淨額為港幣2億7千2百萬元）。此外，可動用之銀行融資額為港幣11億3千8百萬元（於2004年12月31日：港幣25億9千4百萬元）。

本集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資產及銀行借貸。本集團擁有足夠之資金來源及可動用之銀行融資協議以作未來資本性投資與營運資金之需求。

借貸結構

於2005年6月30日，本集團銀行借貸總額為港幣52億1千7百萬元（於2004年12月31日：港幣27億4千2百萬元），均為無抵押及按浮動利率計息，並享有一年以內還款期之循環信用額或定期借貸融資協議。於2005年6月30日，本集團新入股之一家內地合資企業，就其部分管道有等值港幣8千萬元之融資租賃，以每季定額分期付款方式繳付至2009年止（於2004年12月31日：無）。

本集團之借貸基本上為港元貸款，並無面對重大外匯波動風險。於2005年6月30日，本集團之資本負債率（淨借貸／股東資金）約為18%（於2004年12月31日：約為4%），財政狀況保持穩健。經計入於2005年6月30日為港幣17億2千1百萬元之買賣證券組合（於2004年12月31日：港幣8億1千2百萬元）後，本集團之淨資本負債率（負債淨額／股東資金）為8%（於2004年12月31日：流動資金淨額為港幣2億7千2百萬元）。

或有負債

於2005年6月30日，本集團就提供予聯營公司之銀行融資協議給予合共港幣9億2千9百萬元擔保（於2004年12月31日：港幣9億2千9百萬元）。

貨幣概況

本集團之運作及業務主要在香港。其現金及現金等價物及借貸均以港幣或美元為主。本集團內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主。

集團證券投資

本集團在股票及債券方面之投資，乃按照集團財資委員會之指引下進行。於2005年6月30日，證券投資為港幣24億7千8百萬元（於2004年12月31日：港幣14億3千7百萬元）。本集團於證券之投資表現令人滿意。

16. 承擔

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
(a) 與固定資產有關之資本承擔		
於期末／年末已獲批准但未計入賬之資本性支出	**1,385.3**	1,024.7
其中於期末／年末已簽約者	**1,093.7**	555.3

(b) 本集團在多項合資合同中承諾以資本及貸款方式向若干國內合資公司提供足夠資金，以作發展中國燃氣項目之用。董事會估計在此等項目之預計資金需求中，本集團之應佔部分約為港幣81,200,000元（2004年12月31日：港幣262,200,000元），而此亦為集團將會注入合資公司之資本及貸款之相關部分。

17. 有關連人士交易

本集團於截至2005年6月30日止之半年度內並無進行任何重大之有關連人士交易。

14. 各項儲備金

	物業／投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2005年1月1日，如前呈列	3,309.4	3,320.0	163.2	–	3,998.6	10,791.2
採納新會計準則之影響	(3,099.8)	–	–	–	484.3	(2,615.5)
於2005年1月1日，經重列	209.6	3,320.0	163.2	–	4,482.9	8,175.7
股東應佔溢利	–	–	–	–	3,125.2	3,125.2
公平值之變動	(44.5)	–	–	–	–	(44.5)
匯兌折算	–	–	–	3.2	–	3.2
股份回購	–	–	9.0	–	(557.4)	(548.4)
擬派2004年末期股息	–	–	–	–	1,291.4	1,291.4
已派2004年末期股息	–	–	–	–	(1,284.3)	(1,284.3)
於2005年6月30日	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3
擬派2005年中期股息後結餘	165.1	3,320.0	172.2	3.2	6,388.3	10,048.8
擬派2005年中期股息	–	–	–	–	669.5	669.5
	165.1	3,320.0	172.2	3.2	7,057.8	10,718.3

15. 或有負債

本集團為以下公司之銀行融資協議提供擔保：

	2005年6月30日 港幣百萬元	2004年12月31日 港幣百萬元
聯營公司	**929.2**	929.2

除了以上之披露外，本集團於2005年6月30日並無其他或有負債。

11. 貿易及其他應付賬款（續）

附註

(a) 於2005年6月30日，貿易應付賬款之賬齡分析如下：

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
0至30日	**119.0**	229.6
31至60日	**10.5**	14.6
61至90日	**9.3**	2.4
超過90日	**45.7**	15.6
	184.5	262.2

(b) 預收款項為已收恒基兆業地產有限公司款項，作為其應佔將來售賣九龍馬頭角南物業發展項目之住宅物業部份之27%淨收入。

12. 其他負債

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
退休金負債	**35.9**	46.4
融資租賃承擔	**80.1**	—
	116.0	46.4

13. 股本

	股份數目		**面值**	
	2005年6月30日	2004年12月31日	**2005年6月30日 港幣百萬元**	2004年12月31日 港幣百萬元
法定股本：				
每股面值港幣				
二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**5,614,769,988**	5,643,651,988	**1,403.7**	1,410.9
股份回購	**(35,903,000)**	(28,882,000)	**(9.0)**	(7.2)
於期末／年末	**5,578,866,988**	5,614,769,988	**1,394.7**	1,403.7

10. 應收及預付賬款

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
貿易應收賬款(*附註*)	**1,288.6**	1,153.4
其他應收賬款及應收款	**572.1**	256.3
預付款項	**86.1**	42.0
	1,946.8	1,451.7

附註

本集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等,並由管理層定期檢討。於2005年6月30日,扣除撥備後貿易應收賬款之賬齡分析如下:

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
0至30日	**1,107.0**	989.6
31至60日	**57.1**	51.4
61至90日	**24.2**	21.1
超過90日	**100.3**	91.3
	1,288.6	1,153.4

11. 貿易及其他應付賬款

	2005年 6月30日 港幣百萬元	2004年 12月31日 港幣百萬元
貿易應付賬款(*附註a*)	**184.5**	262.2
其他應付賬款及應計費用	**630.7**	616.7
預收款項(*附註b*)	**380.5**	380.5
	1,195.7	1,259.4

9. 固定資產

	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2005年1月1日	**32.1**	**13,891.0**	**13,923.1**
增加	**10.3**	**587.6**	**597.9**
收購附屬公司	**–**	**282.2**	**282.2**
出售	**–**	**(123.6)**	**(123.6)**
於2005年6月30日	**42.4**	**14,637.2**	**14,679.6**
累積折舊			
於2005年1月1日	**–**	**5,356.5**	**5,356.5**
期內折舊	**–**	**237.4**	**237.4**
出售	**–**	**(22.7)**	**(22.7)**
於2005年6月30日	**–**	**5,571.2**	**5,571.2**
賬面淨值			
於2005年6月30日	**42.4**	**9,066.0**	**9,108.4**
於2004年12月31日	32.1	8,534.5	8,566.6

	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2004年1月1日	12.4	12,849.7	12,862.1
增加	5.4	591.5	596.9
出售	–	(67.0)	(67.0)
於2004年6月30日	17.8	13,374.2	13,392.0
累積折舊			
於2004年1月1日	–	4,996.1	4,996.1
期內折舊	–	202.2	202.2
出售	–	(66.6)	(66.6)
於2004年6月30日	–	5,131.7	5,131.7
賬面淨值			
於2004年6月30日	17.8	8,242.5	8,260.3
於2003年12月31日	12.4	7,853.6	7,866.0

5. 除税前溢利

	截至6月30日止六個月	
	2005	2004
	港幣百萬元	港幣百萬元
除税前溢利已扣除下列項目：		
已售存貨成本	**2,019.8**	1,584.6

6. 税項

	截至6月30日止六個月	
	2005	2004
	港幣百萬元	港幣百萬元
當期税項－依照本期間估計應課税溢利按17.5%（2004年税率為17.5%）撥取之香港利得税準備	**349.4**	353.5
當期税項－往年度超額之準備	**–**	(26.6)
遞延税項暫時差異之產生及轉回	**30.5**	33.3
	379.9	360.2

7. 股息

	截至6月30日止六個月	
	2005	2004
	港幣百萬元	港幣百萬元
2004年已付末期股息每股港幣23仙（2003年末期股息：每股港幣23仙）	**1,284.3**	1,298.0
2005年擬派中期股息每股港幣12仙（2004年中期股息：每股港幣12仙）	**669.5**	677.2
	1,953.8	1,975.2

8. 每股盈利

每股盈利乃根據股東應佔溢利港幣31億2千5百20萬元（2004年：港幣19億8千5百90萬元）及於期間已就股份回購作出調整之已發行加權平均股數5,587,299,488股（2004年：5,643,651,988股）計算。

由於集團截至2005年6月30日止六個月內沒有任何有潛在攤薄影響之股份，故沒有呈列每股攤薄盈利。

4. 投資收入

	截至6月30日止六個月	
	2005	2004
	港幣百萬元	港幣百萬元
(a) 利息收入		
銀行存款	**21.9**	8.9
可供出售上市財務資產	**0.7**	–
上市債務證券	–	5.9
非上市債務證券	–	23.2
其他	**18.2**	3.2
	40.8	41.2
(b) 按公平值列賬及在損益賬處理之財務資產之已變現及未變現收益淨額及利息收入		
上市證券	**1.0**	–
非上市證券	**71.2**	–
	72.2	–
(c) 可供出售財務資產售出及到期收益 — 上市證券	**8.0**	–
(d) 證券投資已變現及未變現之淨溢利	–	69.5
(e) 股息收入		
可供出售上市財務資產	**11.5**	–
可供出售非上市財務資產	**0.5**	–
按公平值列賬及在損益賬處理之上市財務資產	**7.3**	–
上市股本證券	–	17.8
非上市股本證券	–	0.8
	19.3	18.6
投資收入總額	**140.3**	129.3

3. 未計投資回報之營業溢利

	截至6月30日止六個月	
	2005	2004
	港幣百萬元	港幣百萬元
營業額	**4,837.2**	4,266.9
減支出：		
已使用之庫存及物料	**(1,879.4)**	(1,425.4)
人力成本	**(362.0)**	(354.3)
折舊	**(237.4)**	(202.2)
其他營業支出	**(390.4)**	(303.2)
未計投資回報之營業溢利	**1,968.0**	1,981.8

2. 營業額及分部資料（續）

本集團透過其附屬公司、共同控制實體及聯營公司於香港及內地經營與燃氣有關之業務，其業務營運之財務資料按地區分析如下：

	截至6月30日止六個月					
	香港		中國內地		總額	
	2005 港幣百萬元	2004 港幣百萬元	2005 港幣百萬元	2004 港幣百萬元	2005 港幣百萬元	2004 港幣百萬元
營業額	**4,361.8**	4,039.8	**475.4**	227.1	**4,837.2**	4,266.9
分部業績	**2,024.7**	2,046.5	**80.4**	63.3	**2,105.1**	2,109.8
未分配之企業開支					**(137.1)**	(128.0)
未計投資回報之營業溢利					**1,968.0**	1,981.8
投資收入					**140.3**	129.3
利息支出					**(24.6)**	(2.9)
所佔聯營公司溢利減虧損	**394.6**	242.8	**13.9**	1.7	**408.5**	244.5
所佔共同控制實體溢利減虧損	**978.0**	–	**42.4**	4.6	**1,020.4**	4.6
除稅前溢利					**3,512.6**	2,357.3
稅項					**(379.9)**	(360.2)
期內溢利					**3,132.7**	1,997.1
可歸屬於：						
公司股東					**3,125.2**	1,985.9
少數股東權益					**7.5**	11.2
					3,132.7	1,997.1

所佔聯營公司溢利包括本集團攤分於國際金融中心之投資物業估值變動港幣325,500,000元（2004年：港幣204,600,000元）。

所佔共同控制實體溢利港幣978,000,000元為本集團於嘉亨灣項目住宅單位發售所得利潤之應佔部分。

1. 主要會計政策(續)

(b) 會計政策變動(續)

	香港會計準則第17號 港幣百萬元	香港會計準則第40號 港幣百萬元	香港會計準則詮釋第21號 港幣百萬元	總額 2004 港幣百萬元
截至2004年6月30日止六個月				
折舊減少	15.3	–	–	15.3
所佔聯營公司溢利減虧損之增加/(減少)	–	248.0	(43.4)	204.6
股東應佔溢利之增加/(減少)	15.3	248.0	(43.4)	219.9
每股盈利之增加/(減少),港仙計	0.3	4.4	(0.8)	3.9
於2004年1月1日				
資產之增加/(減少)				
固定資產	(1,778.3)	–	–	(1,778.3)
租賃土地	409.3	–	–	409.3
聯營公司	–	–	(8.3)	(8.3)
發展中可供出售物業	(1,400.0)	–	–	(1,400.0)
	(2,769.0)	–	(8.3)	(2,777.3)
股東資金之增加/(減少)				
物業重估儲備	(3,013.7)	(47.7)	–	(3,061.4)
未經分配溢利	244.7	47.7	(8.3)	284.1
	(2,769.0)	–	(8.3)	(2,777.3)

2. 營業額及分部資料

本集團主要從事燃氣生產、輸送與銷售,以及經營與燃氣有關之業務。營業額包括以下項目:

	截至6月30日止六個月 2005 港幣百萬元	2004 港幣百萬元
燃氣銷售,未計燃料調整費	**3,656.5**	3,366.7
燃料調整費	**509.9**	294.2
燃氣銷售,已計燃料調整費	**4,166.4**	3,660.9
爐具銷售	**382.8**	383.3
保養及維修	**121.9**	117.5
其他銷售	**166.1**	105.2
	4,837.2	4,266.9

1. 主要會計政策（續）

(b) 會計政策變動（續）

此等會計政策變動對於股東應佔溢利、各項資產負債表項目及股東資金期初數之影響簡述如下：

	香港會計準則第17號 港幣百萬元	香港會計準則第32及39號 港幣百萬元	香港會計準則第40號 港幣百萬元	香港財務報告準則第3號 港幣百萬元	香港會計準則詮釋第21號 港幣百萬元	總額 2005 港幣百萬元
截至2005年6月30日止六個月						
折舊減少	15.3	–	–	–	–	15.3
其他營業支出增加	–	–	–	(1.9)	–	(1.9)
投資收入增加	–	56.0	–	–	–	56.0
所佔聯營公司溢利減虧損之增加／(減少)	–	–	394.6	–	(69.1)	325.5
股東應佔溢利之增加／(減少)	15.3	56.0	394.6	(1.9)	(69.1)	394.9
每股盈利之增加／(減少)，港仙計	0.3	1.0	7.1	(0.1)	(1.2)	7.1
於2005年1月1日						
資產之增加／(減少)						
固定資產	(1,741.8)	–	–	–	–	(1,741.8)
租賃土地	403.3	–	–	–	–	403.3
聯營公司	–	–	–	–	(51.7)	(51.7)
共同控制實體	–	–	–	6.0	–	6.0
可供出售財務資產	–	209.6	–	–	–	209.6
按公平值列賬及在損益賬處理之財務資產	–	(1.1)	–	–	–	(1.1)
發展中可供出售物業	(1,400.0)	–	–	–	–	(1,400.0)
按公平值列賬及在損益賬處理之財務負債	–	(39.8)	–	–	–	(39.8)
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)
股東資金之增加／(減少)						
物業重估儲備	(3,013.7)	–	(295.7)	–	–	(3,309.4)
投資重估儲備	–	209.6	–	–	–	209.6
未經分配溢利	275.2	(40.9)	295.7	6.0	(51.7)	484.3
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)

1. 主要會計政策*（續）*

(b) 會計政策變動（續）

(v) 採納香港會計準則第32號「金融票據：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」對確認、計量、終止確認及披露金融工具之會計政策有所改變。在2004年12月31日之前，集團之投資分為投資證券及買賣證券，前者按成本減任何減值準備列賬，後者則按公平值列賬。

根據香港會計準則第39號之規定，投資項目按其持有之目的被劃分為可供出售財務資產、按公平值列賬及在損益賬處理之財務資產、貸款及應收款項。可供出售財務資產按公平值列賬，其公平值之變動概在投資重估儲備內確認。按公平值列賬及在損益賬處理之財務資產按公平值列賬，其公平值之變動概撥入損益賬。貸款及應收款則按攤銷成本減任何減值準備列賬。

(vi) 採納香港會計準則詮釋第21號「所得税－收回經重估之不可折舊資產」對於集團透過一聯營公司持有之投資物業應佔重估增值之遞延税項之會計政策有所影響。在以往年度，重估投資物業所產生之遞延税項是根據透過出售物業所收回之賬面值計算；但根據香港會計準則詮釋第21號之規定，重估物業所產生之遞延税項，應該根據透過使用之可收回賬面值重新計算。

除了以下兩項外，所有因應各項會計準則在會計政策方面所作之變動需要追溯至以往年度之比較數字：

香港財務報告準則第3號－從2005年1月1日之後應用。

香港會計準則第39號：

－ 於2005年1月1日將資產負債表上所有衍生產品按公平值確認，並將有關結餘於未經分配溢利內調整；

－ 於2005年1月1日將所有投資項目重新歸類為可供出售財務資產、按公平值列賬及在損益賬處理之財務資產、貸款及應收款項；

－ 重新計量應按公平值及應按攤銷成本計量之財務資產，並將有關結餘於2005年1月1日之未經分配溢利內調整。

中期賬目附註（未經審核）

1. 主要會計政策

(a) 編製基準及會計政策

本未經審核簡明綜合中期賬目（「中期賬目」）乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

除了因為採納於2005年1月1日或之後開始之會計期間生效之新增及經修訂之香港財務報告準則而更改若干會計政策外，編製此等中期賬目所採用之會計政策與截至2004年12月31日止之年度賬目所採用者一致。

(b) 會計政策變動

採納以下香港財務報告準則（包括所有香港會計準則及適用之香港會計準則詮釋）在會計政策及賬目呈列方面所引致之重大變動簡述如下：

(i) 採納香港會計準則第1號「財務報表之呈列」對少數股東權益及所佔聯營公司及共同控制實體之稅後損益呈列有所影響。

(ii) 採納香港會計準則第17號「租賃」引致租賃土地之會計政策有所改變。以往列為固定資產之租賃土地是按成本或估值減累計折舊及減值列賬，而列為發展中可供出售物業者則按賬面值與可變現淨值兩者之較低者列賬。根據香港會計準則第17號之規定，租賃土地被視為營業租賃，地價及其有關之成本會按租約期限攤銷。

(iii) 採納香港財務報告準則第3號「業務合併」及香港會計準則第36號「資產減值」對商譽之會計政策有所改變。在以往年度，商譽以不多於20年之期限按直線法攤銷及於每年結算日作減值評估。根據香港財務報告準則第3號，集團從2005年1月1日起停止攤銷商譽，在商譽之成本內對銷截至2004年12月31日止之累計攤銷。除此之外，集團將於每年及在有跡象顯示出現減值時對商譽進行評估。

(iv) 採納香港會計準則第40號「投資物業」對於集團透過一聯營公司持有之應佔投資物業權益之會計政策有所改變。以往投資物業之應佔估值變動反映於物業重估儲備。隨着採納香港會計準則第40號，投資物業之應佔估值變動均撥入損益賬。

綜合權益變動表（未經審核）
截至6月30日止六個月

	歸屬於公司股東 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2005年1月1日之權益總額，如前呈列	**17,394.1**	**339.2**	**17,733.3**
採納新會計準則之影響	**(2,615.5)**	**(54.2)**	**(2,669.7)**
於2005年1月1日之權益總額，經重列	**14,778.6**	**285.0**	**15,063.6**
可供出售財務資產投資：			
在權益直接確認之重估淨虧損	**(36.0)**	**–**	**(36.0)**
因出售時市值變動之變現	**(8.5)**	**–**	**(8.5)**
匯兑折算	**3.2**	**–**	**3.2**
在權益直接確認之淨虧損	**(41.3)**	**–**	**(41.3)**
期內溢利	**3,125.2**	**7.5**	**3,132.7**
期內確認之淨收入	**3,083.9**	**7.5**	**3,091.4**
收購附屬公司	**–**	**35.6**	**35.6**
收購附屬公司之額外股權	**–**	**(11.8)**	**(11.8)**
附屬公司變為共同控制實體	**–**	**(43.4)**	**(43.4)**
股份回購	**(557.4)**	**–**	**(557.4)**
已付股息	**(1,284.3)**	**–**	**(1,284.3)**
於2005年6月30日之權益總額	**16,020.8**	**272.9**	**16,293.7**
於2004年1月1日之權益總額，如前呈列	16,481.5	222.5	16,704.0
採納新會計準則之影響	(2,777.3)	(15.3)	(2,792.6)
於2004年1月1日之權益總額，經重列	13,704.2	207.2	13,911.4
期內溢利	1,985.9	11.2	1,997.1
已付股息	(1,298.0)	–	(1,298.0)
於2004年6月30日之權益總額	14,392.1	218.4	14,610.5

簡明綜合現金流量表（未經審核）
截至6月30日止六個月

	2005 港幣百萬元	2004 港幣百萬元
營業項目現金淨收入	**1,461.8**	1,966.8
投資項目現金淨支出	**(1,589.0)**	(683.1)
融資項目現金淨收入／（支出）	**493.7**	(737.0)
現金及現金等價物增加	**366.5**	546.7
於1月1日之現金及現金等價物	**1,840.0**	1,589.9
外幣匯率變動之影響	**(6.4)**	1.9
於6月30日之現金及現金等價物	**2,200.1**	2,138.5
現金及現金等價物結餘分析		
銀行存款及現金	**473.8**	377.6
三個月或以下定期存款	**1,736.9**	1,769.8
銀行透支	**(10.6)**	(8.9)
	2,200.1	2,138.5

綜合資產負債表（未經審核）
於2005年6月30日

	附註	2005年 6月30日 港幣百萬元	經重列 2004年 12月31日 港幣百萬元
資產			
非流動資產			
固定資產	9	**9,108.4**	8,566.6
租賃土地		**408.4**	403.3
無形資產		**46.1**	–
聯營公司		**3,733.0**	3,333.4
共同控制實體		**3,977.6**	2,597.6
可供出售財務資產		**756.8**	–
投資證券		**–**	624.3
		18,030.3	15,525.2
流動資產			
發展中可供出售物業		**351.0**	242.8
存貨		**764.6**	732.7
應收及預付賬款	10	**1,946.8**	1,451.7
職員房屋貸款		**119.3**	127.1
按公平值列賬及在損益賬處理之財務資產		**1,721.2**	–
買賣證券		**–**	812.2
定期存款、現金及銀行結存		**2,276.2**	2,202.7
		7,179.1	5,569.2
流動負債			
貿易及其他應付賬款	11	**(1,195.7)**	(1,259.4)
税項準備		**(389.9)**	(180.8)
銀行貸款及透支		**(5,217.4)**	(2,742.4)
		(6,803.0)	(4,182.6)
流動資產淨額		**376.1**	1,386.6
資產總額減流動負債		**18,406.4**	16,911.8
非流動負債			
客戶按金		**(954.8)**	(937.0)
遞延税項		**(1,015.8)**	(985.3)
其他負債	12	**(116.0)**	(46.4)
少數股東貸款		**(26.1)**	(54.2)
		(2,112.7)	(2,022.9)
資產淨額		**16,293.7**	14,888.9
資金及儲備			
股本	13	**1,394.7**	1,403.7
股本溢價		**3,907.8**	3,907.8
各項儲備金	14	**10,048.8**	8,001.0
擬派股息	14	**669.5**	1,291.4
股東資金		**16,020.8**	14,603.9
少數股東權益		**272.9**	285.0
權益總額		**16,293.7**	14,888.9

綜合損益表（未經審核）

截至6月30日止六個月

	附註	2005 港幣百萬元	經重列 2004 港幣百萬元
營業額	2	**4,837.2**	4,266.9
未計投資回報之營業溢利	3	**1,968.0**	1,981.8
投資收入	4	**140.3**	129.3
利息支出		**(24.6)**	(2.9)
所佔聯營公司溢利減虧損		**408.5**	244.5
所佔共同控制實體溢利減虧損		**1,020.4**	4.6
除税前溢利	5	**3,512.6**	2,357.3
税項	6	**(379.9)**	(360.2)
期內溢利		**3,132.7**	1,997.1
可歸屬於：			
公司股東		**3,125.2**	1,985.9
少數股東權益		**7.5**	11.2
		3,132.7	1,997.1
股息－擬派中期股息	7	**669.5**	677.2
每股盈利，港仙計	8	**55.9**	35.2

集團持有西灣河嘉亨灣項目50%權益。該項目提供2,020個單位，總樓面面積約170萬平方呎，已於2004年8月開始預售，反應非常熱烈。截至今年6月底，該項目已取得入伙紙之售出樓面面積約70萬平方呎。預計整個發展項目將於今年稍後時間開始入伙，可為集團帶來可觀之利潤。

馬頭角南廠地盤現正興建五幢住宅樓宇，該項目已命名為翔龍灣，將提供約1,800個單位，住宅樓面面積約120萬平方呎，連商場總樓面面積逾135萬平方呎。上蓋及內部裝修工程正在進行中，預期該項目於2006年底落成。

僱員及生產效率

於2005年6月30日，煤氣業務僱員人數為1,919人，客戶數目較去年同期增加約36,000戶，而整體生產效率提升5%。截至2005年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億零1百萬元，而去年同期之薪酬總額為港幣3億1千2百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2005年10月7日登記在股東名冊內之股東。本公司將於2005年10月6日星期四及2005年10月7日星期五兩天，暫停辦理股份過戶登記。股息單將於2005年10月24日星期一寄予各股東。

2005年業務展望

公司過去七年未有增加煤氣基本收費，但董事會將盡力維持業務之穩定。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2005年9月7日

集團在內地之城市燃氣項目運作良好，其安全程度及優質服務在各城市均獲得當地政府、市民及媒體之讚賞。在「西氣東輸」項目沿線已投資之城市，包括南京、常州、蘇州工業園區、宜興、馬鞍山等，以及「川氣入漢」工程供氣之武漢，集團的合資項目正進行天然氣置換工程，部分已順利完成。集團之品牌已廣泛地在內地政府、民眾及行業當中樹立了優良之信譽和口碑。

憑着多年在內地從事城市燃氣公用事業之經驗，以及在管網基建及營運方面之專業知識和管理，集團確立了在內地發展城市供水及排水業務之發展策略，以充分發揮城市燃氣及水務兩種產業之協同效應。集團於今年取得了江蘇省吳江市和安徽省蕪湖市之供水合資項目，成功進入內地之水務行業，是集團成立以來首兩個水務項目，樹立了從事城市燃氣業務以外之公用事業之里程碑。

隨着內地公用事業市場之進一步開放和發展，加上內地政府對水資源之開發和管理均十分重視，為集團開拓水務市場提供了良好之機遇。集團將會繼續拓展內地其他城市之水務項目。

集團在內地之業務發展正按着循序漸進之策略向前邁進，進展順利。集團正從一家香港本地公司，逐漸發展成為國內一家具規模之全國性企業。

環保能源業務

集團之石油氣加氣站業務是由其全資附屬公司易高環保能源有限公司(「易高」)經營。易高之業務在今年上半年石油氣成本持續高企下仍有所增長，主要由於石油氣小巴數目正不斷增加。

易高在新界東北垃圾堆填區之沼氣應用項目進展良好。沼氣處理廠已完成設計，將於今年底開始進行安裝工程。全長19公里連接大埔煤氣廠之管道鋪設工程亦正在進行中，預期明年初可全線貫通。大埔煤氣廠將可於2006年初開始應用此堆填區之沼氣，取代部分石腦油作為燃料，為環保作出貢獻。

地產發展項目

集團持有國際金融中心15%權益。國際金融中心之商場及寫字樓已接近全部租出。該項目酒店綜合發展部分由一座六星級酒店及一座附服務設施之住宅大樓組成，提供約400間六星級酒店房間及約520個公寓單位。酒店將於今年9月中開業，由四季酒店集團管理。

財務報表之詳情載於本中期報告書第5至21頁。該未經審核之中期賬目已由本集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

購回本公司股份

截至2005年6月30日止之六個月內，本公司購回約3千5百90萬股股份，未計其他費用之總代價約為港幣5億5千6百萬元。購回本公司股份是董事會為提高股東長遠利益而作出。

本港煤氣業務

今年上半年本港煤氣銷售量較去年同期增加0.6%，其中住宅煤氣銷售量上升2.0%，工商業煤氣銷售量則下降1.5%。截至2005年6月30日止，客戶數目達1,574,513戶，較去年同期增加35,762戶。

內地業務發展

集團在內地之業務有着長足發展。在燃氣方面，長遠之發展策略是以天然氣為主導，持續發展城市管道燃氣和有關之能源業務。

中國經濟增長持續強勁，能源需求殷切。中國之能源發展趨勢是提高清潔燃料在能源結構中之比例，而天然氣已成為中國主力發展之優選能源。過去數年，中國大規模開發天然氣氣田和鋪設輸氣管線。隨着「西氣東輸」項目於2003年第四季度開始供氣予華東地區，以及「川氣入漢」工程於2004年底完成，為有關地區提供充足之天然氣氣源，大大推動了當地用氣市場之迅速發展。此有利於集團在內地城市燃氣項目之發展。

集團至今已在內地取得了30個城市之管道燃氣合資項目，分布在廣東、華東、山東、華中、華北及東北地區。集團亦正在開拓城市管道燃氣以外之能源業務，包括投資於有潛質之天然氣支線之建設及營運，與城市下游市場互相呼應，以加強集團在清潔能源市場上之整合策略作用。繼安徽省天然氣中游建設項目後，集團於2005年落實與殼牌集團共同參與建設、營運和管理浙江省杭州市天然氣高壓管網系統。此外，集團亦在內地積極尋求發展汽車用天然氣加氣站及區域式燃氣空調供應等天然氣應用業務。由於內地天然氣在價格和環保方面具有優勢，加上內地煤、油、電均暫時短缺，能源價格上漲，使天然氣市場有更廣闊之前景。

香港中華煤氣有限公司
二零零五年中期報告書

敬啟者：

上半年度業績概況

董事會宣布本集團截至2005年6月30日止之六個月內，未經審核股東應佔税後溢利為港幣31億2千5百20萬元，其中燃氣業務税後溢利佔港幣17億6千5百萬元，較去年同期增長0.6%；而包括售樓及物業重估增值之地產溢利為港幣13億6千萬元。

本集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月 **2005**	 2004
營業額，未計燃料調整費，港幣百萬元計	**4,327.3**	3,972.7
營業額，已計燃料調整費，港幣百萬元計	**4,837.2**	4,266.9
股東應佔溢利，港幣百萬元計	**3,125.2#**	1,985.9*
每股盈利，未計售樓利潤及投資物業重估增值，港幣仙計	**31.6**	31.1*
每股盈利，已計售樓利潤及投資物業重估增值，港幣仙計	**55.9**	35.2*
每股中期股息，港幣仙計	**12.0**	12.0
** 按照2005年實施之新增及經修訂之《香港財務報告準則》作出調整*		
本港煤氣銷售量，百萬兆焦耳計	**15,226**	15,142
於6月30日本港客戶數目	**1,574,513**	1,538,751

 # 其中地產溢利為港幣13億6千萬元

2005年上半年度之股東應佔溢利包括攤分嘉亨灣及京士柏山地產項目部分售出單位之溢利約港幣10億3千5百萬元，以及集團應佔國際金融中心投資物業重估增值港幣3億2千5百50萬元，去年同期集團應佔重估增值則為港幣2億零4百60萬元。經回購股份調整後，去年上半年度未計售樓利潤及投資物業重估增值之每股盈利為港幣31.1仙，2005年上半年度未計售樓利潤及投資物業重估增值之每股盈利則為港幣31.6仙。

2005

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